UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2014

On March 19, 2015, the registrant issued a press release pertaining to its results of operations for the twelve month period ended December 31, 2014 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

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The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: March 19, 2015

adecoagro

4Q14 | 2014

4Q14 / 2014
Earnings Release
Conference Call

Conference Call
March 20, 2015
11 a.m. (US EST)
12 p.m. Buenos Aires time
12 p.m. São Paulo time
4 p.m. Luxembourg time

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $37.7 million in 4Q14, driving 2014 Adjusted EBITDA to $215.5 million

Luxembourg, March 19, 2014 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the fourth quarter and twelve month period ended on December 31, 2014. The financial and operational information contained in this press release is based on audited consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance						
$ thousands	2014	2013	Chg %	4Q14	4Q13	Chg %
Gross Sales	722,966	644,624	12.2%	217,041	169,776	27.8%
Net Sales (1)	694,470	624,427	11.2%	205,630	157,743	30.4%
Adjusted EBITDA (2)						
Farming & Land Transformation	85,246	88,942	(4.2%)	(14,978)	38,472	-
Sugar, Ethanol & Energy	153,532	115,239	33.2%	59,422	35,152	69.0%
Corporate Expenses	(23,233)	(23,478)	(1.0%)	(6,719)	(7,111)	(5.5%)
Total Adjusted EBITDA	**215,545**	**180,703**	**19.3%**	**37,725**	**66,482**	**(43.3%)**
Adjusted EBITDA Margin (2)	**31.0%**	**28.9%**	**7.3%**	**18.3%**	**42.1%**	**(56.5%)**
Net Income	2,438	(25,830)	- %	(12,856)	4,614	- %
Farming Planted Area (Hectares)	219,305	217,234	1.0%	219,305	217,234	1.0%
Sugarcane Plantation Area (Hectares)	124,412	99,409	25.2%	124,412	99,409	25.2%

Gross sales in 2014 reached $723.0 million, 12.2% higher than 2013.

Adecoagro recorded an Adjusted EBITDA(2) of $215.5 million in 2014, 19.3% higher than 2013. Adjusted EBITDA margin(2) in 2014 reached 31.0% compared to 28.9% in 2013.

Net Income in 2014 stood at $2.4 million, $28.3 million higher than 2013.

(1) Net Sales are calculated as Gross Sales net of sugar, ethanol and energy sales taxes.

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

2 4Q14 Financial and Operational Performance

The Sugar, Ethanol and Energy business‟ fourth quarter of 2014 marked the conclusion of the 2014/15 sugarcane harvest. Adjusted EBITDA reached $59.4 million, 69.0% higher than 4Q13. Adjusted EBITDA margin increased from 32.6% to 41.9%.

On a full year basis, operational milling efficiencies coupled with favorable weather allowed our mills to crush a total of 7.2 million tons, reaching full utilization of nominal crushing capacity. Adjusted EBITDA reached $153.5 million, marking a 33.2% increase over 2013. Adjusted EBITDA margin expanded to 40.5% from 38.8% in the previous year.

The improvement in financial performance during 4Q14 and 2014 is primarily explained by (i) our strategy of aggressively expanding our sugarcane plantation; (ii) a 31.7% increase in cogeneration efficiency ratio which reached an average of 61.6 KWh exported per ton of sugarcane, one of the highest in the industry; (iii) a 12.5% year-over-year increase in sugarcane yields and a 3.1% growth in TRS content; (iii) a 12.7% expansion in crushing volumes resulting in higher sugar, ethanol and energy production and sales volumes; (iii) a 64.6% increase in realized energy prices measured in USD; and (iv) enhanced production efficiencies and operational leverage in our cluster, which dilutes our sugarcane production costs. Operating and financial performance was partially offset by (i) lower sugar and ethanol realized prices in USD terms; and (ii) the execution of an ethanol carry strategy to capture higher inter-harvest prices, postponing sales and margins to 1Q15.

The Farming and Land Transformation businesses‟ Adjusted EBITDA in 4Q14 was negative $15.0 million, compared to $38.5 million in 4Q13. This decrease was primarily driven by (i) an $11.0 million loss from the mark-to-market of commodity derivative hedges, driven by the rebound in commodity prices during 4Q14; (ii) a $3.6 million non-cash loss generated by the fair value of the 2014/15 rice crop; (iii) lower commodity prices; and (iv) timing of farm sales: in 2013 we generated gains from farm sales in the fourth quarter, while in 2014 gains were generated in the second quarter.

On a full year basis, Adjusted EBITDA was $85.2 million, relatively in line with 2013. Resul ts were mainly driven by enhanced operational and financial performance in our crops, rice and dairy segments; offset by lower soybean, corn and wheat prices.

Net Income in 2014 totaled $2.4 million, $28.2 million higher than in 2013. Net income was achieved through (i) operational and financial improvements in the Sugar & Ethanol business; (ii) a $12.5 million improvement in financial results, mainly related to lower foreign currency losses; and partially offset by (iii) a $21.2 million increase in depreciation related to the ramp up of the Ivinhema mill; and (iv) a $15.4 million increase in income tax resulting from a $45.4 million increase in profit before tax. Despite accrued income tax charges, the utilization of carry forward losses resulted in actual tax payments of $0.4 million.

Strategy Execution

Sugar, Ethanol & Energy Expansion

As of the date of this release, the construction of the second phase of the Ivinhema mill is almost complete, adding 3.0 million tons of crushing capacity to our cluster. Ivinhema began crushing on March 16, with a

3 4Q14 daily milling capacity of 20,000 tons, and is expected to reach final capacity of 25,000 tons per day by mid April. To supply our new capacity with quality raw material, we successfully planted 36,267 hectares of sugarcane in 2014, 40.8% higher than 2013. We have essentially completed the construction of our cluster in Mato Grosso do Sul. We expect to expand capacity by 1.0 million tons of capacity during 2016/2017, mainly consisting in planting addional sugarcane and extending the harvest season from early March to year end. Preparations for the start of the new harvest During January and February 2015, our Sugar, Ethanol & Energy teams were fully focused on the inter-harvest maintenance of the industrial milling equipment and agricultural machinery. All reparations and improvements have been accomplished on schedule. We have also implemented various training programs for our employees, seeking to continue improving operational performance. The efficient inter-harvest and the fact that we have sufficient sugarcane has allowed us to anticipate the commencement of the harvest: Angelica and Ivinhema began crushing on March 11 and March 16, respectively. In the Farming business, our operational teams are ready to begin the harvest of summer crops (corn and soybean). Harvest contractors have been hired in each farm and operating protocols have been revised and adjusted. Farm roads have been improved in order to minimize logistic disruptions during harvest. Market Overview After realizing 5-year price lows in US dollars on September 30, 2014, corn and soybean prices rebounded during 4Q14 driven by strong global demand and logistical constraints during the US harvest. Prices continue to be negatively affected by the appreciation of the US dollar and the expectation of a record crop in South America, which would further increase world stocks year-over-year. In the near term, strong demand and logistical concerns in South America could result in export delays from the region redirecting demand to the US and providing a temporary support to CBOT prices. By the end of the 4Q14, the Brazilian Center-South sugarcane harvest was nearly completed, with only 16 mills crushing after January 1, 2014, according to UNICA (Brazil Sugarcane Industry Association). Sugarcane crushed during the 2014/15 harvest was 570.1 million tons, 4.3% lower year-over-year. Sugar prices remained under pressure and led mills to continue maximizing ethanol production. As a result, sugar production decreased by 6.7% year-over-year, while ethanol increased by 2.0%. Hydrous ethanol prices remained below 70.0% of parity throughout the quarter, boosting domestic market consumption by 4.5% year-over-year and helping prices to appreciate 4.4% year-over-year. Energy prices stayed well above the historical average during 4Q14, closing December at 601.21 BRL/MWh. In January 2015, the Brazilian Government approved the increase of the PIS/COFINS taxes on gasoline and diesel and the reintroduction of the CIDE tax on both products. These tax changes became effective on February 1, 2015, positively affecting ethanol prices which should reach higher levels throughout 2015. Furthermore, the state of Minas Gerais, Brazil?s second largest fuel consumer market, approved an ICMS tax decrease on ethanol (from 19% to 14%) and increased gasoline tax (from 27% to 29%); these measures will enter into force by March 2015 and are expected to cause a positive impact on hydrous consumption. In addition, the increase on the ethanol blend rate in gasoline (from 25% to 27%) is expected to be implemented by April 2015 and we expect will generate additional demand of approximately 800K cubic meters of anhydrous per year.

adecoagro
4Q14

Operating Performance

Farming Business

Farming Production Data			
Planted Area (hectares)	*2014/15 (3)*	*2013/14*	*% Chg*
Soybean	64,154	58,691	9.3%
Soybean 2nd Crop	33,459	24,290	37.7%
Corn (1)	32,641	45,578	(28.4%)
Corn 2nd Crop	7,283	5,634	29.3%
Wheat (2)	37,020	29,412	25.9%
Sunflower	12,314	12,880	(4.4%)
Cotton	3,131	6,217	(49.6%)
Total Crops	**190,002**	**182,701**	**4.0%**
Rice	35,328	36,604	(3.5%)
Total Farming	**225,331**	**219,305**	**2.7%**
Owned Croppable Area	124,384	133,584	(6.9%)
Leased Area	60,205	55,797	7.9%
Second Crop Area	40,742	29,923	36.2%
Total Farming Area	**225,331**	**219,305**	**2.7%**

(1) Includes sorghum
(2) Includes barley
(3) As of January 31, 2015

2014/15 Harvest Year

During the second half of 2014, we began our planting activities for the 2014/15 harvest year. Planting activities continued throughout early 2015, and as of the date of this report we have seeded a total of 225,331 hectares.

Adecoagro's owned croppable area, which is the area that provides the highest EBITDA contribution, has decreased 6.9% as a result of the farm sales in 2014. Leased area, which is an opportunistic business driven by returns, has increased by 8%. Driven by crop rotation adjustments and favorable weather for wheat in the north west of Argentina, double crop area (wheat followed by a soy 2nd crop) has also increased by 36% respectively.

Planting conditions for the 2014/15 harvest year have been adequate. On average, planting was done in a timely manner, with very good humidity conditions during the initial growth phase of the crop.

Soybean: 64,154 hectares were successfully planted, 9.3% above the previous harvest season as a result of crop rotation and margins. We planted the soybean crop between mid-October and December according to schedule. The crop began its growth cycle favored by abundant rainfalls in November and December 2014. In addition, good climatic conditions experienced mid-way through January have allowed the crop to develop normally.

Soybean 2nd crop: 33,459 hectares were successfully planted on schedule. Certain regions in the south of Buenos Aires suffered drought, while others in the north of Argentina suffered from excessive rains. As a result, we were unable to plant 1,372 hectares. Weather in the main productive regions has been favorable for crop development and we expect yields will compensate for the loss in area.

Corn: As of January 2015, most of our corn crop had been planted. Seeking to diversify our crop risk and water requirements approximately 24.0% early corn was planted in September and 76.0% late corn was

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adecoagro
4Q14

planted during the end of November and December of 2014. The early corn grew under good conditions favored by rains in December 2014 and January 2015, which occurred during the plant flowering or critical growth stage. The late corn areas have received an adequate amount of rainfall and are expected to develop normally.

Wheat: As of December 31, 2014, the harvest was completed with 37,020 hectares harvested. Average yield for the wheat crop was 2.3 tons per hectare, 12.0% lower than the previous harvest year due to a higher proportion of area being planted in the north of Argentina which tends to result in lower productive yields.

Sunflower: Sunflower seeding operations began in mid-September 2014 with 12,314 hectares successfully seeded by January 2015. Harvesting operations began in late January in our farms located in the North East of Argentina, with over 2,000 hectares already harvested.

Rice: Our rice planting plan that began in August 2014 was successfully completed as of December 31, 2014. Planted area totaled 35,328 hectares, 3.5% below that of the 2013/14 harvest year, due to the sale of the San Agustin farm in November 2013. Abundant rains during January 2015 allowed dams and rivers to irrigate the rice fields throughout the growth cycle. However, excess rains and cloudy days might have slightly impacted yields.

Cotton: 3,131 hectares of cotton were successfully planted as of December 31, 2014. Due to a decrease in the price of cotton, the hectares seeded presented a 49.6% decrease with respect to the 2013/14 season. The crop is now going through its initial growth phase and is developing as expected.

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data							
	metric	2014	2013	Chg %	4Q14	4Q13	Chg %
Crushed Cane	tons	7,232,827	6,417,951	12.7%	2,296,030	1,755,182	30.8%
Own Cane	tons	6,418,274	5,560,352	15.4%	2,073,142	1,473,993	40.6%
Third Party Cane	tons	814,554	857,599	(5.0%)	222,888	281,189	(20.7%)
Sugar Produced	tons	413,687	335,643	23.3%	134,809	98,642	36.7%
Ethanol Produced	M3	299,810	268,053	11.8%	98,556	69,899	41.0%
Hydrous Ethanol	M3	175,172	139,725	25.4%	49,095	52,992	(7.4%)
Anhydrous Ethanol	M3	124,638	128,327	(2.9%)	49,460	16,907	192.6%
Exported Energy	MWh	442,706	300,208	47.5%	162,513	89,390	81.8%
Planting - Expansion & Renewal Area	hectares	36,267	25,764	40.8%	6,696	7,397	(9.5%)
Total Harvested Area	hectares	79,447	77,442	2.6%	24,444	22,427	9.0%
Sugarcane Plantation	hectares	124,412	99,409	25.2%	124,412	99,409	25.2%

Our mills operated at full nominal capacity during 2014 crushing 7.2 million tons, 12.7% higher than 2013. This increase was driven primarily by (i) the expansion of our sugarcane plantation; (ii) enhanced harvest and milling operational efficiencies as our cluster consolidates resulting in a 8.7% increase in daily crushing volumes; (iii) a 3.7% increase in effective milling days; and (iv) improvements in our planting and agriculture operations, which coupled with favorable weather conditions during the year resulted in higher productivity: sugarcane yields increased by 12.5% while TRS content grew by 3.1%. As a result of high productivity we have 631 thousand tons of leftover cane which will allow us to accelerate the start of the 2015/16 harvest year.

As a result of the increase in sugarcane milling, sugar and ethanol production during 2014 increased by 23.3% and 11.8% compared to 2013, respectively. Exported energy (MWh) increased by 48.5% year-over-year as a result of the increase in crushing and higher efficiency in cogeneration equipment and operations.

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6 4Q14 As a result of the increase in sugarcane milling, sugar and ethanol production during 2014 increased by 23.3% and 11.8% compared to 2013, respectively. Exported energy (MWh) increased by 48.5% year-over-year as a result of the increase in crushing and higher efficiency in cogeneration equipment and operations.

Expanding and replanting our plantations continues to be a key strategy to supply our mills with quality raw material at lower costs. During 2014, we planted 36,267 hectares, 40.8% more than in 2013, reaching a total plantation size of 124,412 hectares, 25.2% larger than in 2013.

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights $ thousands 2014 2013 Chg % 4Q14 4Q13 Chg % Gross Sales Farming 3 15,837 327,163 (3.5%) 63,658 53,629 18.7% Total Sales 3 15,837 327,163 (3.5%) 63,658 53,629 18.7% Adjusted EBITDA (1) Farming 5 9,738 6 0,770 (1.7%) (14,978) 17,219 - Land Transformation 2 5,508 2 8,172 (9.5%) - 21,253 - Total Adjusted EBITDA (1) 8 5,246 8 8,942 (4.2%) (14,978) 38,472 - Adjusted EBIT (1)(2) Farming 5 2,602 5 2,318 0.5% (16,676) 15,192 - Land Transformation 2 5,508 2 8,172 (9.5%) - 21,253 - Total Adjusted EBIT (1)(2) 7 8,110 8 0,490 (3.0%) (16,676) 36,445 -

Adjusted EBIT for the Farming business in 4Q14 was negative $16.7 million, $31.9 million lower than 4Q13. The negative results are primarily explained by: an $11.0 million loss from the mark-to-market of our commodity derivative hedge positions, driven by the rebound in commodity prices during 4Q14; and (ii) a $3.6 million non-cash loss generated by the fair value of the 2014/15 rice crop. Regarding the Land Transformation business, no farms were sold during 4Q14.

On an annual basis, Adjusted EBIT for the Farming and Land Transformation was $78.1 million in 2014, fairly in line with 2013. Financial performance was driven by enhanced operational and financial performance in our crops, rice and dairy segments; and offset by (i) a 9.5% reduction in profit from farm sales ($28.2 million in 2013 compared to $25.5 million in 2014); and (ii) a $7.3 million decrease in gains from the mark-to-market of our derivative hedge (from $7.6 million in 2014 to $0.3 million in 2014).

(1) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. example, Adecoagro‟s farming business in Argentina is based on a “contractor” production model, whereby Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing our production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare adecoagro

4Q14

Crops

Crops - Highlights	metric	2014	2013	Chg %	4Q14	4Q13	Chg %
Gross Sales	*$ thousands*	177,662	185,117	(4.0%)	25,394	16,093	57.8%
	thousand tons	673.8	641.5	5.0%	102.2	57.6	77.6%
	$ per ton	263.7	288.6	(8.6%)	248.5	279.6	(11.1%)
Adjusted EBITDA	*$ thousands*	36,671	36,720	(0.1%)	(14,247)	8,193	-
Adjusted EBIT (1)	***$ thousands***	**34,745**	**34,549**	**0.6%**	**(14,680)**	**7,641**	**-**
Planted Area (2)	*hectares*	152,778	147,895	3.3%	152,778	147,895	3.3%

(1) Areas under production correspond to the 2013/14 and 2012/13 harvest years

(2) Does not include second crop planted area.

Agricultural activities during the fourth quarter of 2014 consist mainly of the harvest of winter crops and the planting of summer crops. Profit during the quarter is derived from the harvest of winter crops (wheat & barley), the fair value recognition of summer crops with significant growth as of December 31, mark-to-market of grain inventories and the mark-to-market of commodity hedges. Adjusted EBIT for our Crops segment during 4Q14 was negative $14.7 million compared to $7.6 million in 4Q13. This loss is mainly explained by: (i) an $11.0 million loss related to the mark-to-market of our soybean and corn hedge position, caused by the rebound in international prices during October through December and mostly offsetting the $11.3 million gain that was generated during the first nine months of the year; and (ii) the harvest of wheat which generated a $2.2 million negative margin as a result of weak prices coupled with poor yields in Uruguay. However, a portion of the wheat was planted in the north of Argentina as a cover crop, representing approximately $1.0 million in savings in input costs for the following crop. The rebound in commodity prices also positively affected the mark-to-market value of our grain inventories resulting in a $2.2 million gain from changes in net realizable value.

On a full year basis, 2014 Adjusted EBIT reached $34.7 million, slightly above 2013. Financial performance in 2014 was enhanced by (i) a 29.6% increase in production volumes in the 2013/14 season compared to 2012/13, mainly driven by an increase in yields; (ii) lower production costs in dollar terms resulting from the devaluation of the Argentine peso in January 2013; and (iii) increased operational performance and cost management.

In the table below, we provide a profitability analysis per crop season. Line items such as “Initial Recognition and Changes in Fair Value” and gains/losses from commodity hedges for the 2014, 2013 and 2012 fiscal years have been allocated amongst the 2013/14 and 2012/13 crop years.

Adjusted EBIT per Crop Year

2013/2014 Crop	million $	2012/2013 Crop	million $	Chg%
Changes in FV booked in 2013	7.0	Changes in FV booked in 2012	9.6	(26.9%)
Changes in FV booked in 2014	43.1	Changes in FV booked in 2013	17.3	148.2%
Net Realizable Value in 2014	3.4	Net Realizable Value in 2013	12.6	(73.0%)
Selling, General & Admin Expenses in 2014	(8.5)	Selling, General & Admin Expenses in 2014	(10.3)	(17.5%)
Hedge Results booked in 2012	1.1	Hedge Results booked in 2011	-	-
Hedge Results booked in 2013	7.8	Hedge Results booked in 2012	(7.1)	-
Hedge Results booked in 2014	(7.4)	Hedge Results booked in 2013	(0.5)	1,273.4%
Adjusted EBIT	**46.5**	**Adjusted EBIT**	**21.6**	**115.2%**

7

8 4Q14 Adjusted EBIT during the 2013/14 season reached $46.5 million, 115.2% higher than the 2012/13 crop year. This increase is explained primarily by (i) a 29.6% increase in production volumes in the 2013/14 crop season compared to 2012/13, mainly driven by an improvement in yields; (ii) lower production costs in dollar terms partially resulting from the devaluation of the Argentine peso in January 2013; (iii) increased operational performance and cost management; and offset by lower commodity prices.

Crops - Gross Sales Breakdown Crop 2014 2013 Chg % 2014 2013 Chg % 2014 2013 Chg % Soybean 79,515 68,850 15.5% 225,372 190,705 18.2% 353 361 (2.3%) Corn (1) 68,983 79,423 (13.1%) 371,021 353,333 5.0% 186 225 (17.3%) Wheat (2) 8 ,819 21,798 (59.5%) 40,453 75,347 (46.3%) 218 289 (24.6%) Sunflower 10,016 8,030 24.7% 23,975 19,571 22.5% 418 410 1.8% Cotton Lint 7 ,836 5,193 50.9% 4,853 2,545 90.7% 1,615 2,040 (20.9%) Others 2 ,493 1,823 36.8% - - - - - - Total 177,662 185,117 (4.0%) 665,674 641,501 3.8% Crop 4Q14 4Q13 Chg % 4Q14 4Q13 Chg % 4Q14 4Q13 Chg % Soybean 8 ,476 2,622 223.3% 28,932 8,499 240.4% 293 308 (5.0%) Corn (1) 5 ,770 2,316 149.1% 50,430 17,545 187.4% 114 132 (13.3%) Wheat (2) 1 ,544 9,830 (84.3%) 9,225 30,422 (69.7%) 167 323 (48.2%) Sunflower 3 ,220 9 36,561.7% 6,036 24 25,052% 533 366 45.8% Cotton Lint 4 ,752 2,185 117.5% 3,013 963 212.8% 1,577 2,268 (30.5%) Others 1 ,632 (868) (288.0%) - - - - - - Total 25,394 16,093 57.8% 97,636 57,454 69.9% (1) Includes sorghum (2) Includes barley Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR) Amount ($ '000) Volume (tons) $ per unit Amount ($ '000) Volume (tons) $ per unit

Sales in 2014 were 4.0% lower than in 2013, primarily due to (i) lower commodity prices; and (ii) higher year-end inventory volumes. Crop sales during 4Q14 reached $25.4 million, 57.8% higher than 4Q13, primarily on account of higher sales volumes of corn, soybean, cotton and sunflower and offset by lower wheat sales volumes and lower commodity prices.

The table below shows the gains or losses from crop production generated in 2014. Our crop operations related to the 2013/14 season, which was harvested between January and June, generated Changes in Fair Value of $43.1 million.

9 4Q14 Crops - Changes in Fair Value Breakdown As of December 31, 2014 metric Soy Soy 2nd Crop Corn Corn 2nd Crop Wheat Sunflower Cotton Total 2013/14 Harvest Year Total harvested Area 2013/2014 Hectares 58,691 24,290 45,740 5,634 29,411 12,880 6,217 182,862 Changes in Fair Value in 2013 from harvested area 2013/14 (i) $ thousands 18,203 7,301 14,020 1,663 549 2,302 (983) 43,055 2014/15 Harvest Year Total planted Area Plan Hectares 6 5,485 3 3,953 3 2,491 7,437 3 6,991 1 2,356 3,131 # 191,845 Area to be planted Hectares 6,468 11,727 7,869 7,209 - 990 - - Planted area in initial growing stages Hectares 46,310 22,226 15,852 228 - 2,603 3,131 90,349 Planted area with significant biological growth Hectares 12,707 - 8,770 - 1,129 6,452 - 29,058 Changes in Fair Value in 2014 from planted area 2014/2015 with significant biological growth (ii) $ thousands (944) - (372) - (204) 608 - (912) Area harvested in current periods Hectares - - - - 35,862 2,312 - 38,174 Changes in Fair Value in 2014 from harvested area 2014/15 (iii) $ thousands - - - - (2,227) 350 - (1,877) Total Changes in Fair Value in 2014 (i+ii+iii) $ thousands 17,259 7,301 13,648 1,663 (1,881) 3,259 (983) 40,267

As of December 31, 2014, 29,058 hectares pertaining to the 2014/15 harvest (mainly corn, soybean and sunflower) had attained significant biological growth, generating initial recognition and Changes in Fair Value of biological assets of negative $0.9 million. In addition 38,174 hectares of 2014/15 winter crops (wheat, barley and sunflower) had been harvested, generating Changes in Fair Value of negative $1.9 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2014 reached $40.3 million, compared to $24.4 million generated in 2013. The increase in Changes in Fair Value is explained by higher margins in the 2013/14 crop year compared to the 2012/13 crop.

Rice

Rice - Highlights metric 2014 2013 Chg % 4Q14 4Q13 Chg % Gross Sales $ thousands 103,682 107,093 (3.2%) 28,559 28,827 (0.9%) thousand tons (1) 236.1 254.1 (7.1%) 46.7 55.1 (15.2%) $ per ton 439 421 4.2% 611 523 16.8% Adjusted EBITDA $ thousands 14,198 12,902 10.0% (2,269) 5,949 - Adjusted EBIT $ thousands 10,937 8,171 33.8% (3,060) 4,893 - Area under production (2) hectares 36,604 35,249 3.8% 36,604 35,249 3.8% Rice Mills Total Processed Rough Rice thousand tons (1) 217.4 236.6 (8.1%) 43.3 51.9 (16.4%) Sales of Rice and Subproducts thousand tons (1) 236.1 254.1 (7.1%) 46.7 55.1 (15.2%) Ending stock thousand tons (1) 30.3 22.1 37.0% 30.3 22.1 37.0% (1) Of rough rice equivalent. (2) Areas under production correspond to the 2013/14 and 2012/13 harvest years

Adjusted EBIT corresponding to Adecoagro‟s 2014 rice segment is primarily explained by the harvest of the 2013/14 crop season during 1Q14 and 2Q14, and the biological growth of the 2014/15 season at year-end. The rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is

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mostly harvested during the first quarter of the following year. Accordingly, the majority of the segment's Adjusted EBIT is generated the first quarter of the following year.

From an operational perspective, 2014 was a favorable year for our rice operation. During the 2013/14 crop year, we expanded our planted area by 1,354 to 36,604 hectares and implemented zero-level technology across 44% of our rice fields. Zero-level technology employs precise land leveling based on GPS and laser technology, resulting in reduced water irrigation requirements, and lower costs of labor and energy. Production for the 2013/14 season stood at 205,489 tons marking a 1.4% increase over the 2012/13 season. Productivity was slightly offset by above average cloudy and rainy days during mid-February through April 2014, which marginally impacted yields at some of our farms given that the plant requires sunlight for photosynthesis and plant growth.

The enhanced operational performance drove Adjusted EBIT during 2014 to $10.9 million compared to $8.2 million in 2013. This 33.8% improvement in financial performance is primarily the result of (i) an increase in margins per hectare resulting from lower production costs explained by the implementation of zero-level farming technology and the devaluation of the Argentine peso, which reduced our peso denominated costs measured in dollar terms; (ii) a 3.8% increase in planted area; and (iii) a 4.2% increase in average prices. Adjusted EBIT was slightly offset by a 7.1% decrease in sales volumes which lead to a 3.2% decrease in gross sales. While inventories were 37.0% higher than 2013, this is not the result of a carry strategy, but rather the result of an accelerated harvesting pace for the 2014/15 season which resulted in 1,562 hectares being harvested in 4Q14, contrasted to 337 hectares in 4Q13.

We expect operational and financial performance to continue improving over the next 3 years as we stabilize the recently developed areas, increase planted area through land transformation, and complete the implementation of zero-level technology over most of our planted area.

The table below provides a breakdown into the margin recognized throughout the biological growth and the harvest of our rice.

Rice - Changes in Fair Value Breakdown		
As of December 31, 2014	**metric**	**Rice**
2013/14 harvest year		
Total Planted Area	*Hectares*	36,604
Area harvested in current period	*Hectares*	-
Changes in Fair Value from harvested area in 2013/14 (i)	***$ thousands***	**11,818**
2014/15 harvest year		
Total Planted Area Plan	***Hectares***	**35,328**
Area in initial growing stages	*Hectares*	953
Planted area with significant biological growth	*Hectares*	32,814
Area to be planted	*Hectares*	-
Changes in Fair Value from planted area 2014/15 with significant biological growth (ii)	***$ thousands***	**(3,571)**
Area harvested in current period	*Hectares*	1,562
Total Changes in Fair Value in 4Q14 from area harvested in current period (iii)	***$ thousands***	**312**
Total Changes in Fair Value in 2014 (i+ii+iii)	***$ thousands***	**8,559**

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Regarding the 2014/15 rice crop, during 3Q14 and 4Q14, 35,328 hectares were planted, 3.5% lower than the 2013/14 crop primarily as a result of the sale of the San Agustin farm during 4Q13. Heavy rains during January 2015 allowed us to collect sufficient water in dams and rivers to irrigate the rice fields throughout the growth cycle. However, the risk of continuing excess rains and lack of sunlight in weather forecasts posed a significant threat to expected productivity. Therefore, conservative yield assumptions were used to calculate fair value of the 2014/15 rice crop, which had attained significant biological growth as of December 31, 2014, resulting in Initial recognition and Changes in Fair Value of biological assets of negative $3.6 million. However, as of the day of this report, weather has normalized and expected productivity and margins for the crop remain at similar levels as the previous year. In aggregate, Changes in fair value and Agricultural Produce during 2014 reached $8.6 million marking a 2.6% increase over 2013.

Dairy

Dairy - Highlights	metric	2014	2013	Chg %	4Q14	4Q13	Chg %
Gross Sales	*$ thousands* (1)	32,968	30,661	7.5%	9,317	8,186	13.8%
	million liters (2)	78.1	71.8	8.7%	20.9	20.3	3.2%
	$ per liter (3)	0.38	0.40	(3.6%)	0.39	0.38	3.2%
Adjusted EBITDA	*$ thousands*	8,536	9,801	(12.9%)	1,862	2,992	(37.8%)
Adjusted EBIT	***$ thousands***	**6,985**	**8,715**	**(19.9%)**	**1,475**	**2,682**	**(45.0%)**
Milking Cows	*average heads*	6,440	6,092	5.7%	6,529	6,394	2.1%
Cow Productivity	*liter/cow/day*	33.8	32.8	3.0%	35.5	35.0	1.3%
Total Milk Produced	*million liters*	79.5	73.0	8.9%	21.3	20.6	3.5%

(1) includes sales of powdered milk, and sales of culled cows and fattened male cows
(2) includes liters of milk destined towards powdered milk production
(3) Sales price reflects the sale of fluid milk

Milk production reached 79.5 million liters in 2014, presenting a 8.9% increase over 2013 and driving gross sales to $33.0 million, 7.5% above 2013. This increase in production is attributable to a 5.7% increase in our milking cow herd from 6,092 cows to 6,440 cows, coupled with improved cow productivity. Average productivity during 2014 reached 33.8 liters per cow per day, compared to 32.8 liters during 2013. We expect cow productivity to gradually increase to an average of 36 liters per cow per day as new cows adapt to our second free stall dairy, which was fully populated with 3,500 milking cows by mid-2014.

Adjusted EBIT in 2014 reached $7.0 million in 2014, 19.9% lower than 2013. Improved operational and productive performance, was offset by (i) a 3.6% decrease in raw milk prices from $0.40 cents per liter, to $0.38 cents per liter; and (ii) the sale of 'La Lacteo' milk processing facility in 2Q13, which generated an extraordinary gain of $1.8 million. Therefore, adjusted for the sale of 'La Lacteo', Adjusted EBIT in 2014 was fairly in line with the same period of the previous year.

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All Other Segments

All Other Segments - Highlights							
	metric	2014	2013	Chg %	4Q14	4Q13	Chg %
Gross Sales	*$ thousands*	1,525	4,292	(64.5%)	388	522	(25.6%)
Adjusted EBITDA	*$ thousands*	333	1,347	(75.3%)	(324)	85	-
Adjusted EBIT	*$ thousands*	**(65)**	**883**	**-**	**(411)**	**(24)**	**1,619.0%**

All Other Segments is primarily composed of our Cattle segments. Our Cattle segment consists of over 63 thousand hectares of pasture land that is not suitable for crop production and is therefore leased to third parties for cattle grazing activities.

Adjusted EBIT for All Other Segment decreased by $0.8 million in 2014 and by $0.4 million in 4Q14, mainly as a result of less hectares being leased to cattle farmers.

Land Transformation business

Land transformation - Highlights							
	metric	2014	2013	Chg %	4Q14	4Q13	Chg %
Adjusted EBITDA	*$ thousands*	25,508	28,172	(9.5%)	-	21,253	-
Adjusted EBIT	***$ thousands***	**25,508**	**28,172**	**(9.5%)**	**-**	**21,253**	**-**
Land sold	*Hectares*	12,887	14,176	(9.1%)	-	8,569	-

Adjusted EBIT for our Land Transformation business during 2014 totaled $25.6 million compared to $28.2 million in 2013. No farm sales occurred during 4Q14.

On June 17, 2014, Adecoagro completed the sale of a 49% interest of two subsidiaries, for a total price of $50.5 million which was paid in full at closing. This transaction generated Adjusted EBIT of $25.5 million. After accounting for purchase price, transformation capital expenditures, operating cash flows and selling price, these investments generated an internal rate of return of 19.1%.

During the last nine years, Adecoagro has been able to generate accumulated gains of over $185 million by strategically selling at least one of its fully mature farms per year. Monetizing a portion of its land transformation gains each year allows Adecoagro to reallocate its capital efficiently and continue expanding its operations by investing in other farms or assets across the agribusiness value chain with attractive risk adjusted returns, allowing the Company to continue growing and enhancing shareholder value.

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Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	**2014**	**2013**	**Chg %**	**4Q14**	**4Q13**	**Chg %**
Net Sales [(1)]	378,633	297,265	27.4%	141,972	108,491	30.9%
Gross Profit Manufacturing Activities	157,396	129,466	21.6%	65,152	46,432	40.3%
Adjusted EBITDA	**153,532**	**115,239**	**33.2%**	**59,422**	**35,152**	**69.0%**
Adjusted EBITDA Margin	40.5%	38.8%	4.6%	41.9%	32.4%	29.2%

(1) Net Sales are calculated as Gross Sales net of sales taxes.

The fourth quarter of 2014 marked the conclusion of the 2014/15 sugarcane harvest. Favorable weather during the quarter allowed our mills to increase the pace of milling and extend the harvest season towards the end of the year, resulting in higher crushing and production volumes. During 4Q14 our mills crushed 2.3 million tons of sugarcane, 30.8% higher than 4Q13. As a result, Adjusted EBITDA for our Sugar, Ethanol and Energy business grew by 68.2%, from $35.3 million in 4Q13 to $ 59.4 million in 4Q14. Adjusted EBITDA margin also expanded from 32.4% to 41.9%.

On an annual basis, an earlier start to the harvest coupled with favorable climatic conditions and higher operational efficiencies allowed our mills to increase milling per day and crush a total of 7.2 million tons of cane, 12.7% higher than 2013. The utilization of full nominal crushing capacity helped boost Adjusted EBITDA to $153.5 million, marking a 33.2% increase over 2013. Adjusted EBITDA margin during 2014 was also positively affected, expanding to 40.5% from 38.8% in the previous year.

The improvement in financial performance during 4Q14 and 2014 can be explained by (i) a 12.5% increase in sugarcane yields and a 3.1% growth in TRS content; (ii) a 12.7% expansion in crushing volumes resulting in higher sugar, ethanol and energy production and sales volumes; and (iv) enhanced production efficiencies and operational leverage in our cluster, which diluted our sugarcane production costs. Operating and financial performance was offset by (i) lower sugar and ethanol realized prices in USD terms; and (ii) the execution of an ethanol carry strategy which reduced annual sales but will allow us to build inventories and sell at higher expected prices during the inter-harvest season.

Sugar, Ethanol & Energy - Net Sales Breakdown [(1)]									
	$ thousands			Units			($/unit)		
	2014	2013	Chg %	2014	2013	Chg %	2014	2013	Chg %
Sugar (tons)	173,762	132,542	31.1%	469,892	325,067	44.6%	359	408	(11.9%)
Ethanol (cubic meters)	146,156	135,644	7.7%	295,122	243,405	21.2%	495	557	(11.1%)
Energy (Mwh)	58,715	28,535	105.8%	442,706	354,040	25.0%	133	81	64.6%
Other	-	544							
TOTAL	**378,633**	**297,265**	**27.4%**						
	$ thousands			**Units**			**($/unit)**		
	4Q14	4Q13	Chg %	4Q14	4Q13	Chg %	4Q14	4Q13	Chg %
Sugar (tons)	62,745	49,914	25.7%	185,749	127,720	45.4%	338	391	(13.6%)
Ethanol (cubic meters)	55,668	48,511	14.8%	130,223	95,620	36.2%	427	507	(15.7%)
Energy (Mwh)	23,559	9,770	141.1%	161,425	115,511	39.7%	146	85	72.6%
Other	-	297							
TOTAL	**141,972**	**108,491**	**30.9%**						

1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

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Throughout 2014, raw sugar prices traded at an average of 16.3 cents per pound, 6.5% lower than the average of 2013, mainly as a result of a 4-year global sugar surplus. Brazilian domestic hydrous and anhydrous ethanol prices in BRL traded at an average of 7.0% and 6.6% above 2013, resulting from a smaller crop, higher domestic demand and higher gasoline prices. However in USD, ethanol prices traded 4.9% and 5.2% below 2013, primarily as a result of the devaluation of the Brazilian Reais. Since early February 2014, energy spot prices in the Southeast region traded very close to the ceiling price of 822.8 BRL/MWh, driven by a strong summer drought, which resulted in extremely low water levels in hydropower reservoirs, causing the higher cost fossil fuel reserve power plants to go online.

Net Sales during 2014 reached $378.6 million, 27.4% above 2013. The increase is primarily explained by (i) the 12.7% year-over-year increase in sugarcane crushing volume resulting in a 44.6%, 21.2% and 25.0% respective increase in sugar, ethanol and energy sales volumes; and (ii) a 64.6% increase in the average realized energy price. Sales were offset by an 11.9% and 11.1% lower sugar and ethanol realized prices in dollar terms as explained above.

Agricultural Produce - Productive Indicators							
	metric	**2014**	**2013**	**Chg %**	**4Q14**	**4Q13**	**Chg %**
Harvested own sugarcane	tons	6,418,274	5,560,405	15.4%	2,073,142	1,473,015	40.7%
Harvested own area	Hectares	79,447	77,442	2.6%	24,444	22,427	9.0%
Yield	tons/hectare	80.8	71.8	12.5%	84.8	65.7	29.1%
TRS content	kg/ton	130.5	126.5	3.1%	133.6	126.6	5.5%
TRS per hectare	kg/hectare	10,543	9,085	16.1%	11,328	8,317	36.2%
Mechanized harvest	%	96.6%	94.2%	2.6%	97.8%	95.4%	2.5%

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested and then transferred to our mills for processing. Sugarcane yields and sugar content in cane (TRS) in 2014 were 12.5% and 3.1% above 2013 levels, respectively. The combination of these two factors resulted in a 16.1% increase in TRS per hectare. Sugarcane growth was positively affected by (i) the expansion and renewal of our sugarcane plantations, which resulted in younger cane plants; (ii) enhancements in our agricultural operations; (iii) the training and strengthening of our agricultural teams; and (iv) favorable weather throughout the season. We expect sugarcane yields and TRS content to continue increasing as we stabilize and enhance efficiencies in our 9.0 million ton cluster in Mato Grosso do Sul.

Sugar, Ethanol & Energy - Industrial indicators							
	metric	**2014**	**2013**	**Chg %**	**4Q14**	**4Q13**	**Chg %**
Milling Cluster	tons	6,191,601	5,343,681	15.9%	2,057,503	1,485,302	38.5%
Milling UMA	tons	1,041,227	1,074,270	(3.1%)	238,527	269,880	(11.6%)
Milling Total	**tons**	**7,232,827**	**6,417,951**	**12.7%**	**2,296,030**	**1,755,182**	**30.8%**
Own sugarcane	%	88.7%	86.6%	2.4%	90.3%	84.0%	7.5%
Sugar mix in production	%	45.8%	43.3%	5.7%	45.5%	46.6%	(2.3%)
Ethanol mix in production	%	54.2%	56.7%	(4.4%)	54.5%	53.4%	2.0%
Exported energy per ton crushed	KWh/ton	61.6	46.8	31.7%	70.8	50.9	39.0%

During 2014 our mills managed to crush at full capacity, proving that the efficiency enhancements and improvements generated in our cluster in Mato Grosso do Sul are paying off. We crushed 7.2 million tons of

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sugarcane in the present year compared to 6.4 million tons in 2013. This 12.7% growth year-over-year was driven by (i) a higher milling efficiency per hour; (ii) the expansion of our sugarcane plantation; and; (iii) favorable weather conditions throughout the year which allowed us to accelerate the harvesting pace.

In line with our strategy of being a low-cost producer of sugar, ethanol and electricity, the supply of our own sugarcane, which we plant, grow and harvest, as a percentage of total sugarcane crushed, remains at very high levels relative to the industry average. During the last harvest year, 88.7% of total crushed cane was grown and harvested by us. The supply of owned sugarcane allows us to control the flow and quality of the sugarcane delivered at the mill, and enables us to apply our agricultural expertise to maximize sugarcane yields and sugar content. Considering our sugarcane planting efforts during 2013 and 2014, we expect that our own cane production in 2015 will be sufficient to supply our mills at very close to full nominal capacity.

Our production mix during 2014 was slanted towards maximizing ethanol production. On average, during 2014, 54.2% of the sugar content (TRS) was used to produce anhydrous and hydrous ethanol and 45.8% was used to produce sugar. Market prices and relative margins favored ethanol production during most of the year.

Regarding the Energy business, cogeneration exports to the grid increased by 48.5% year-over-year and 81.8% quarter-over-quarter primarily as a result of higher volume of cane crushed and higher operational efficiencies. Our cogeneration efficiency ratio measured in kilowatts per ton of sugarcane crushed increased from 46.8 KWh/ton in 2013 to 61.6 KWh/ton in 2014, one of the highest ratios in the industry.

Sugar, Ethanol & Energy - Changes in Fair Value						
		2014			**2013**	
Biological Asset						
	thousands $	***Hectares***	***$/hectare***	***thousands $***	***Hectares***	***$/hectare***
(+) Sugarcane w/ significant biological growth at end of period	274,970	117,139	2,347	213,776	99,409	2,151
(-) Sugarcane plantations at begining of period	(213,776)	99,409	2,150	(196,083)	85,663	2,287
(-) Planting investment (1)	(111,836)	39,333	2,703	(95,538)	31,764	3,440
(-) Increase due to purchase	(526)					
(-) Exchange difference	36,842			30,513		
Changes in Fair Value of Biological Assets	**(14,326)**			**(47,332)**		
Agricultural produce						
	thousands $	**K Tons**	**$/ton**	***thousands $***	**K Tons**	**$/ton**
(+) Harvested own sugarcane (2)(3)	180,697	7,010	25.8	154,187	6,006	27.7
(-) Crop maintenance costs	(49,617)		(7.1)	(48,434)		(8.1)
(-) Leasing costs	(35,000)		(5.0)	(31,240)		(5.2)
(-) Harvest costs	(113,504)		(16.2)	(98,161)		(16.3)
Changes in Fair Value of Agricultural Produce	**(17,425)**			**(23,648)**		
Total Changes in Fair Value	**(31,751)**			**(70,980)**		

(1) Sugarcane planting area includes work-in-progress planting activities over 3,066 hectares in 2014 and 6,100 hectares in 2013. These areas are not considered for calculating $/hectare.

(2) Sugarcane transfer prices are set by Consecana Index, which is the Council of Sugarcane, Sugar and Ethanol Producers in the State of São Paulo.

(3) Includes 591,920 tons of sugarcane seed for planting in 2014 and 446,048 tons in 2013.

In 2014, Changes in Fair Value ("CFV") of sugarcane biological assets stood at negative $14.3 million compared to negative $47.3 million in 2013. The negative CFV in both 2014 and 2013 reflects the natural aging of the sugarcane crop throughout the year and the loss in value generated by the harvest. During 2014, the average fair value per hectare increased from $2,150 as of 2013 year end, to $2,347 as of 2014 year end. The increase in the per hectare value of our sugarcane plantation during 2014 can be explained by (i) the expansion

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of our sugarcane plantation which resulted in younger cane plants; and (ii) an increase in expected sugarcane yields.

Changes in Fair Value of Agricultural Produce reflect the gains or losses generated through sugarcane production. From an accounting point of view, harvested sugarcane is sold to the mills. The Consecana sugarcane price index is used to value and transfer the cane and all associated agricultural production costs are deducted. Agricultural Produce during 2014 reached negative $17.4 million, $6.2 million higher than 2013. The higher margins are primarily explained by an 12.2% reduction in crop maintenance/treatment cost per ton, which fell from 8.1 USD/ton to 7.1 USD/ton.

Corporate Expenses

Corporate Expenses						
$ thousands	**2014**	**2013**	**Chg %**	**4Q14**	**4Q13**	**Chg %**
Corporate Expenses	(23,233)	(23,478)	1.0%	(6,719)	(7,111)	(5.5%)

Adecoagro's corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others. As shown on the table above, corporate expenses during 2014 were fairly in line with the previous year, despite a significant increase in production volumes and assets.

Other Operating Income

Other Operating Income						
$ thousands	**2014**	**2013**	**Chg %**	**4Q14**	**4Q13**	**Chg %**
Gain / (Loss) from commodity derivative financial instruments	9,937	19,586	(49.3%)	(4,291)	1,690	(354.0%)
Gain/(Loss) from forward contracts	(157)	(292)	(46.2%)	19	(242)	(107.9%)
Gain from disposal of subsidiary	-	779	(100.0%)	-	779	- %
Gain from disposal of farmland and other assets	-	26,434	(100.0%)	(788)	21,352	(103.7%)
Gain from disposal of other property items	985	670	47.0%	985	(82)	- %
Gain from disposal of financial assets	-	1,188	(100.0%)	-	1,188	- %
Other	1,212	1,285	(5.7%)	1,001	97	937.1%
Total	**11,977**	**49,650**	(75.9%)	**(3,074)**	**24,781**	(112.4%)

Other Operating Income in 2014 was $12.0 million, mainly explained by a $9.9 million gain related to our sugar hedge position, of which $6.6 million has been realized and $3.4 million is unrealized.

Compared to 2013, other operating income decreased by 75.9% or $37.7 million. This reduction is explained primarily by (i) a $9.6 million higher gain from commodity hedges in 2013, and (ii) a $26.4 million gain from farm sales in 2013. (Note: during 2014 we generated a $25.6 million gain from the sale of non-controlling interests in farm subsidiaries. Nonetheless, pursuant to IFRS accounting rules, these gains were not reflected in our statement of income. For detailed information please see 2Q14 Earnings Release.)

16

adecoagro

4Q14

Financial Results

Financial Results						
$ thousands	**2014**	**2013**	**Chg %**	**4Q14**	**4Q13**	**Chg %**
Interest Expenses, net	(47,847)	(42,367)	(12.9%)	(11,268)	(11,051)	(2.0%)
Cash Flow Hedge - Transfer from Equity (1)	(12,031)	(2,560)	(370.0%)	(6,969)	(2,826)	(146.6%)
FX Gain/(Loss), net	(9,246)	(21,087)	56.2%	(2,357)	(4,620)	49.0%
Gain/(Loss) from derivative financial Instruments	(3,232)	(19,028)	83.0%	(3,048)	(479)	(536.3%)
Taxes	(3,731)	(3,815)	2.2%	(728)	(904)	19.5%
Other Expenses, net	(3,094)	(2,825)	(9.5%)	(1,810)	(755)	(139.7%)
Total Financial Results	**(79,181)**	**(91,682)**	**13.6%**	**(26,180)**	**(20,635)**	**(26.9%)**

Net Financial Results in 2014 totaled a loss of $79.2 million, compared to a loss of $91.7 million in 2013. The most important changes year-over-year are:

- Interest expenses increased by $5.5 million in 2014 driven by an increase in outstanding debt.
- Foreign currency losses (reflected in "Cash Flow Hedge(1)" and "Fx Gain/Loss" line items) totaled $21.3 million in 2014 compared to $23.7 million in 2013. This is explained by a slowdown in the devaluation rate of both the Brazilian Reais and the Argentine Peso (BRL depreciated 15% in 2013 and 13% in 2014; ARS depreciated 33% in 2013 and 31% in 2014).
- Losses from derivative instruments: As part of its risk management strategy, the Company uses currency derivatives in its Brazilian subsidiaries to hedge future dollar inflows generated by its sugar exports. These instruments generated a $19.0 million loss in 2013 and a $3.2 million loss in 2014.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

17

adecoagro

4Q14

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative instruments to mitigate swings in prices by locking margins and stabilizing profits.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including past sales invoiced/delivered and fixed-price forward contracts).

Total Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel (1)**
2013/14 Harvest Year				
Soybean	Argentina	172	282	1,241
	Brazil	15	414	1,369
	Uruguay	20	483	1,370
Corn	Argentina	298	170	585
	Brazil	12	133	564
	Uruguay	4	219	606
Wheat	Argentina	57	284	1,055
	Uruguay	9	279	813
Cotton	Argentina	1	1,317	63
	Brazil	4	1,496	74
2014/15 Harvest Year				
Soybean	Argentina	179	266	1,171
	Brazil	13	346	1,172
	Uruguay	-	-	-
Corn	Argentina	198	166	573
	Brazil	-	-	-
	Uruguay	-	-	-
Wheat	Argentina	29	163	626
	Uruguay	2	165	503
Sugar, Ethanol & Energy	**Country**	**Volume (thousands)**	**Local Sale price FCA $/unit**	**Local Sale price FOB cts/lb (1)**
2014/15 Harvest Year				
VHP Sugar	Brazil	327	368	16.6
Ethanol (2)	Brazil	217	478	-
Energy (MWh) (3)	Brazil	443	132	-
2015/16 Harvest Year				
VHP Sugar	Brazil	200	388	17.4
Ethanol (2)	Brazil	-	-	-
Energy (MWh) (3)	Brazil	409	97	-

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
2) Ethanol prices are net of PIS/COFINS, ICMS and INSS
3) Considers exchange rate of 2.26 R$/US$

The table below summarizes the results generated by Adecoagro's commodity derivative positions in 2014 and in previous periods divided by crop year. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains or losses in future periods.

18

adecoagro
4Q14



Gain/Loss from derivative instruments

Farming	Open hedge positions (1) (thousand tons)	2014 Gains/(Losses) (thousands $) Unrealized	Realized	Total 2014	Gains/(Losses) Booked in 2013 (thousands $)	Gains/(Losses) Harvest Year (thousands $)
2013/14 Harvest Year						
Soybean	5	(30)	(4,105)	(4,135)	(5)	(4,140)
Corn	39	(263)	(2,966)	(3,228)	8,174	4,945
Wheat	-	-	(1)	(1)	(247)	(248)
Total	**45**	**(293)**	**(7,072)**	**(7,365)**	**7,922**	**557**
2014/15 Harvest Year						
Soybean	149	(58)	2,348	2,289	132	2,422
Corn	102	(1,963)	8,267	6,304	38	6,342
Wheat	12	(244)	(307)	(552)	-	(552)
Total	**263**	**(2,266)**	**10,308**	**8,042**	**170**	**8,212**
2015/16 Harvest Year						
Soybean	77	(350)	24	(326)	-	(326)
Corn	80	(602)	13	(588)	-	(588)
Total	**157**	**(952)**	**38**	**(914)**	**-**	**(914)**
Subtotal Farming (i)	**464**	**(3,511)**	**3,273**	**(237)**	**8,092**	**7,855**

Sugar, Ethanol & Energy	Open hedge positions (1) (thousand tons)	2014 Gains/(Losses) (thousands $) Unrealized	Realized	Total 2014	Gains/(Losses) Booked in 2013 (thousands $)	Gains/(Losses) Harvest Year (thousands $)
2013/14 Harvest Year						
Sugar (2)			(500)	(500)	7,422	6,922
Ethanol					77	77
Total			**(500)**	**(500)**	**7,499**	
2014/15 Harvest Year						
Sugar (2)	1	11.2	3,804	3,815	4,443	6,351
Ethanol	-	-		-	-	(25)
Total	**1**	**11**	**3,804**	**3,815**	**4,443**	**6,326**
2015/16 Harvest Year						
Sugar (2)	206	6,856	3	6,860	-	6,364
Ethanol				-	-	-
Total	**206**	**6,856**	**3**	**6,860**	**-**	**6,364**
Subtotal Sugar, Ethanol and Energy (ii)		**6,868**	**3,307**	**10,175**	**11,942**	**12,690**
Total (i+ii)		**3,357**	**6,580**	**9,937**	**20,034**	**20,545**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA).

(1) Volume hedged by options contacts is determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivative (delta).

(2) Sugar futures contracts are traded on the Intercontinental Exchange (ICE).

19

20 4Q14 Indebtedness

Net Debt Breakdown $ thousands 4Q14 3Q14 Chg % 4Q13 Chg % Farming 87,127 87,902 (0.9%) 121,269 (28.2%) Short term Debt 52,222 35,435 47.4% 6 1,942 (15.7%) Long term Debt 34,905 52,467 (33.5%) 5 9,327 (41.2%) Sugar, Ethanol & Energy 6 11,378 6 97,650 (12.4%) 538,862 13.5% Short term Debt 154,959 1 70,047 (8.9%) 8 6,025 80.1% Long term Debt 456,419 5 27,603 (13.5%) 452,837 0.8% Total Short term Debt 2 07,181 2 05,482 0.8% 147,967 40.0% Total Long term Debt 4 91,324 5 80,070 (15.3%) 512,164 (4.1%) Gross Debt 6 98,505 7 85,553 (11.1%) 660,131 5.8% Cash & Equivalents 113,795 1 96,792 (42.2%) 232,147 (51.0%) Net Debt 5 84,710 5 88,761 (0.7%) 427,984 36.6%

Adecoagro‟s gross indebtedness as of the end of 2014 was $698.5 million, 5.8% higher compared to December 31, 2013 and 11.1% below September 30, 2014.

Outstanding debt related to our Farming business stands at $87.1 million as of December 31, 2014, decreasing 28.2% or $34.1 million year-over-year and 0.9% or $0.8 million quarter-over-quarter. The decrease reflects the cancelation of debt as loans matured during the end of the harvest.

In the Sugar and Ethanol business, debt increased by 13.5% or $72.5 million year-over-year primarily to finance the construction of the second phase of the Ivinhema mill, adding 3.0 million tons of additional crushing capacity. However, outstanding debt decreased by 12.4% or $86.3 million since September 30, 2014, as loans matured during the end of the harvest.

Cash and equivalents as of December 31, 2014, stood at $113.8 million, 42.2% lower quarter-over-quarter explained by the amortization of debt in the sugar business. Net debt remained essentially unchanged quarter-over-quarter and increased 36.6% compared to 4Q13.

Recent Development: On January 2, 2014, we entered into a syndicated loan with ING and Rabobank in an amount equal to USD $160.0 million, with a 4-year tenor, a 1.5 year grace period and bearing an interest rate of 3-month LIBOR +4.40%. The loan will be collected throughout the first quarter of 2015 to finance the final tranche of the expansion of the Ivinhema mill and roll over of debt maturing during the year.

21 4Q14 Capital Expenditures & Investments

Capital Expenditures & Investments $ thousands 2014 2013 Chg % 4Q14 4Q13 Chg % Farming & Land Transformation 10,633 9,835 8.1% 3,852 2,602 48.1% Land Acquisitions - - - - - - Land Transformation 4,177 2,289 82.5% 1,875 5 72 227.8% Rice Mill 2,811 1,162 141.9% 946 2 60 263.6% Dairy Free Stall Unit 1,113 5,045 (77.9%) 222 1,398 (84.1%) Others 2,532 1,338 89.3% 809 3 71 118.1% Sugar, Ethanol & Energy 315,571 227,106 39.0% 52,803 58,682 (10.0%) Sugar & Ethanol Mills 197,848 131,567 50.4% 30,638 32,087 (4.5%) Sugarcane Planting 117,723 95,539 23.2% 22,165 26,595 (16.7%) Total 326,204 236,940 37.7% 56,655 61,284 (7.6%)

Adecoagro‟s capital expenditures during 2014 totaled $326.2 million, 37.7% higher than 2013. The Sugar, Ethanol and Energy business accounted for 96.7% or $315.6 million of total capex, as a result of the construction of the second phase of the Ivinhema mill and the expansion of our sugarcane plantation in order to supply our increasing crushing capacity.

Farming and Land transformation expenditures accounted for 3.3% or $10.6 million of total capex in 2014. The principal investment consisted in the expansion and maintenance of our rice milling capacity and the transformation of cattle pasture land into high yielding grain and rice farms.

Consolidated capex spending is expected to slow down in 2015, due to the completion of the cluster, and is expected reach between $160 million and $180 million. As of today no major growth capex has been committed for 2016, therefore, it will consist primarily on the maintenance of the sugar, ethanol and energy business.

Inventories

End of Period Inventories Product Metric 2014 2013 % Chg 2014 2013 % Chg Soybean tons 12,727 3,593 254.2% 3,513 1,086 223.5% Corn (1) tons 34,978 14,029 149.3% 3,087 858 260.0% Wheat (2) tons 83,916 41,752 101.0% 10,572 9,360 12.9% Sunflower tons 5,012 2,770 81.0% 1,519 946 60.6% Cotton lint tons 1,477 189 679.3% 2,025 283 615.3% Rough Rice (3) tons 20,965 22,116 (5.2%) 5,021 5,937 (15.4%) Sugar tons 29,393 47,096 (37.6%) 6,715 11,075 (39.4%) Ethanol m3 76,434 74,264 2.9% 31,977 39,149 (18.3%) (1) Includes sorghum. (2) Includes barley. (3) Expressed in rough rice equivalent Volume thousand $

22 4Q14 Variations in inventory levels between 2013 and 2014 are attributable to (i) changes in production volumes resulting from changes in planted area, the production mix between different crops and in yields obtained, (ii) a different percentage of area being harvested during the period, and (iii) changes in the commercial and selling strategy for each product.

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant‟s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

23 4Q14 Appendix

Market Outlook

Farming Buisiness

Corn:

CBOT Data: The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 3.72 in 4Q14, 13.5% lower than 4Q13, when the closing price averaged US$/bu 4.30. 3Q14 prices averaged USD/bu 3.61, 3.0% higher than 4Q14. Finally, during the year prices averaged US$/bu 4.15, 28.2% lower than in 2013, when the closing price averaged US$/bu 5.78.

USDA Data: USDA‟s quarterly stocks and monthly supply and demand estimates came out on January 12, 2015, with a downward revision of 6 percent to US ending stocks. Much of the decline was due to US corn yields dropping from 173.4 bu/ac to 171.7 bu/ac. Despite lower production, US corn´s stocks as of December 1st, 2014 totaled 11.2 billion bushels, up 7 percent from December 1st, 2013. Estimated ending stocks for 2014/15 are more than 50 percent higher YoY, the highest since 2005/06. In addition, the USDA published South American corn production, forecasted to fall YoY, with Argentina´s production at 22 MMT, down 3 MMT or negative 12 percent YoY, and Brazilian´s production at 75 MMT, down 4.3 MMT or negative 5% YoY. Global demand is on track to post growth of more than 22 MMT, over 2 percent YoY. Still, worldwide stocks are

24 4Q14 forecast to increase by 10 percent YoY by the end of 2014/15, pushing the stocks-to-use ratio up to 19.5 percent, the highest level in more than ten years.

Soybean:

CBOT Data: The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 10.06 in 4Q14, 22.8% lower than 4Q13, when the closing price averaged US$/bu 13.03. 3Q14 prices averaged USD/bu 11.53, 12.8% lower than 4Q14. Finally, during the year prices averaged US$/bu 12.44, 11.5% lower than in 2013, when the closing price averaged US$/bu 14.06.

USDA Data: USDA‟s quarterly stocks and monthly supply and demand estimates came out on January 12, 2015, with U.S. soybean´s production pegged at 3,969 million bu, an increase of 5,2 percent year-over-year. US soybean´s stocks as of December 1, 2014 totaled 2.52 billion bushels, up 17 percent from December 1, 2013. Despite higher estimations from demand side by 4.7 percent higher year-over-year, ending stocks for US for 2014/15 are more than 340 percent higher YoY, the highest since 2005/06. In addition, the USDA published South American soybeans production, forecasted to increase YoY, with Argentina´s production at 55 MMT, up 1 MMT or +2 percent YoY, and Brazilian´s production at 95.5 MMT, up 8.8 MMT or +10% YoY. Worldwide stocks are forecast to increase by 37 percent YoY by the end of 2014/15, pushing the stocks-to-use ratio up to 31.7 percent, the highest level in more than ten years.

Wheat:

CBOT Data: The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 5.54 in 4Q14, 15.4% lower than 4Q13, when the closing price averaged US$/bu 6.55. 3Q14 prices averaged USD/bu 5.29, 4.7% higher than 4Q14. Finally, during the year, prices averaged US$/bu 5.88, 14.0% lower than in 2013, when the closing price averaged US$/bu 6.84.

USDA Data: USDA‟s quarterly stocks and monthly supply and demand estimates came out on January 12, 2015, with an increase on U.S. wheat ending stocks of 33 million bu., to 687 million bu., yet planted area was down 1.95 million acres YoY. Spring weather conditions will determine production prospects, though lower wheat acreage leaves more area to plant row crops this spring. Moving to South America, the USDA published production estimates, forecasted to increase YoY, with Argentina´s production at 12 MMT, up 1.5 MMT or +14 percent YoY, and Brazilian´s production at 6.3 MMT, up 1 MMT or +19% YoY, despite a reduction of 1.2 MMT versus initial estimates due adverse weather conditions. Russian production is expected to increase by 6.9 MMT, up to 59 MMT. Ukraine´s production expected to increase more than 2 MMT, up to 24.5 MMT. Strong global demand for wheat will be picked up by the EU and other regions while US wheat is still uncompetitive because of the strong dollar.

Rice:

In Thailand, the export prices remained relatively stable, with exception of some low quality categories, which decreased 7% in one month. There is abundance of this type of product due to bad warehousing conditions for the rice purchased by the former government at subsided prices. Large government sales of accumulated rice will reduce prices, trend likely to continue for the following months. Total exports in 2014 may overcome 10.5

25 4Q14 Mt, up by 60% in relation to the previous year, recovering the world leadership. In December, the Thai 100%B was pegged at $ 423/ton FOB, stable in relation to November.

In Vietnam, export prices decreased again, the Viet 5% was at $ 390/ton FOB bagged vessel. The competition is strong and the import demand is less active. In December, the Vietnamese exports have reduced 50% in relation to November and they reached a total of 6.3Mt in 2014, 10% lower than in 2013. For 2015, the scenario is a little dark due to possible restrictions of border sales to China.

In India, export fell to approximately $395/ton FOB. They follow the world trend and also the domestic Market trend, with the arrival of the new harvest to the market, and despite the contraction of national production. In 2014, total exports of India have not surpassed 9.5MT against 10.5MT in 2013.

In Pakistan, export prices fell by 2 and 4% depending on rice quality. The Pakistan searches for new markets, including Central America and Caribbean. In 2014, total Pakistanis exports may have reached 3.5Mt against 3.6Mt in 2013.

In the United States, export prices have fallen by 2% in a market traditionally calm by this time of the year. The indicative price for the rice Long Grain 2/4 was $ 540/ton bagged fob vessel. In total, US exports summed up to 3.3Mt against 3.5Mt in 2013, down by 3%.

In South America, the FOB average price for high-quality milled rice was $575 per ton during 4Q14, compared to an average of $590 in 4Q13 and $585 in 3Q14.

Sugar and Ethanol:

Sugar:

Raw sugar prices continued to decrease during 4Q14, trading as low as by the end of the year. Despite a brief reaction in early October, sugar prices were on average 11% lower than same period last year and 1% lower than 3Q14. Weak fundamentals continued to weight heavily on prices. Crops in important producing countries like Brazil, Thailand and India are developing well. As a result, another year of global surplus is projected for the 2015/16 cycle, after four consecutive years of large surplus. In addition, the expectation of the Indian government implementing a subsidy program for raw sugar exports, also helped prices to stay under pressure. Despite lower prices, destination 14.47 cents per bushel demand remained sluggish and stocks remained high. The turbulent global macro scenario was also responsible for weak sugar prices. The staggering drop in oil prices affected the commodity negatively, and sugar prices were no exception. Another factor to affect negatively sugar prices were the appreciation of the USD and the depreciation of the BRL.

Ethanol:

During the 4Q14, ethanol prices started to improve, as a result of the combination of higher demand and the approaching of the offseason. According to Esalq index, compared to previous quarter, hydrous prices increased 4.8%, while anhydrous 2.8%. Comparing to same period last year, both hydrous and anhydrous showed some improvement: 4,4% and 2,4% respectively. In January 2015, the Brazilian Government approved

26 4Q14 the increase of the PIS/COFINS taxes (on gasoline and diesel) and the reintroduction of the CIDE tax on both products. These tax changes became effective on February 1st and positively affected ethanol prices (by 8% since the announcement) and should be responsible to keep it at higher levels throughout 2015. Furthermore, the state of Minas Gerais, Brazil‟s second largest fuel consumer market, approved an ICMS tax decrease on ethanol (from 19% to 14%) and increased gasoline tax (from 27% to 29%); these measures will enter into force by March 2015 and is expected to cause a positive impact in hydrous consumption. Also, the increase on the ethanol blend rate in gasoline (from 25% to 27%) is expected to be implemented by April 2015 and will generate an additional demand of about 800K cubic meters of anhydrous per year.

Energy:

Energy spot price in the Southeast region in the fourth quarter was above the third quarter and higher than the historical average. In October and November the prices were very close to the ceiling price, reaching 776.88 BRL/MWh and 804.54 BRL/MWh respectively. In December, the average price was 601.21 BRL/MWh and the reason this price is the last week of December when the new PLD ceiling was implemented and reduced the average price for the month. For the following months our expectation is price close to the ceiling most of the time, as the level of the reservoirs in southeast below 20% although we are in the rainy season there is no expectation for a recovery shortly. In the same period of 2014 this number was 40%.

27 4Q14 Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our operating segments as the segment‟s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”.

We define Adjusted EBIT for each of our operating segments as the segment‟s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”.

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets, foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro
4Q14

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2014

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	189	101,336	2,948	1,525	105,998	407,129	-	-	513,127
Cost of manufactured products sold and services rendered	0	(81,853)	(3,014)	(842)	(85,709)	(249,733)	-	-	(335,442)
Gross Profit from Manufacturing Activities	**189**	**19,483**	**(66)**	**683**	**20,289**	**157,396**	**-**	**-**	**177,685**
Sales of agricultural produce and biological assets	177,473	2,346	30,020	-	209,839	-	-	-	209,839
Cost of agricultural produce and biological assets	(177,473)	(2,346)	(30,020)	-	(209,839)	-	-	-	(209,839)
Initial recog. and changes in FV of BA and agricultural produce	40,267	8,559	9,891	179	58,896	(31,751)	-	-	27,145
Gain from changes in NRV of agricultural produce after harvest	3,401	-	-	-	3,401	-	-	-	3,401
Gross Profit from Agricultural Activities	**43,668**	**8,559**	**9,891**	**179**	**62,297**	**(31,751)**	**-**	**-**	**30,546**
Gross Margin Before Operating Expenses	**43,857**	**28,042**	**9,825**	**862**	**82,586**	**125,645**	**-**	**-**	**208,231**
General and administrative expenses	(4,343)	(3,218)	(1,554)	(166)	(9,281)	(22,054)	-	(21,360)	(52,695)
Selling expenses	(4,201)	(14,367)	(596)	(29)	(19,193)	(57,815)	-	(1,856)	(78,864)
Other operating income, net	356	480	437	(190)	1,083	10,911	-	(17)	11,977
Share of gain/(loss) of joint ventures	(924)	-	-	-	(924)	-	-	-	(924)
Profit from Operations Before Financing and Taxation	**34,745**	**10,937**	**8,112**	**477**	**54,271**	**56,687**	**-**	**(23,233)**	**87,725**
(+) Profit from discontinued operations					-				-
(+) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,127)	(542)	(1,669)	14,325	-	-	12,656
(+) Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	25,508	-	25,508
Adjusted EBIT	**34,745**	**10,937**	**6,985**	**(65)**	**52,602**	**71,012**	**25,508**	**(23,233)**	**125,889**
(-) Depreciation PPE	1,926	3,261	1,551	398	7,136	82,520	-	-	89,656
Adjusted EBITDA	**36,671**	**14,198**	**8,536**	**333**	**59,738**	**153,532**	**25,508**	**(23,233)**	**215,545**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**215,545**
(-) Initial recog. and changes in F.V. of BA (unrealized)									(12,656)
(-) Reserve from the sale of minority interests in subsidiaries									(25,508)
(-) Depreciation PPE									(89,656)
(-) Financial result, net									(79,181)
(-) Income Tax (Charge)/Benefit									(6,106)
Profit/(Loss) for the Period									**2,438**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2013

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	510	104,576	-	3,237	108,323	316,984	-	-	425,307
Cost of manufactured products sold and services rendered	-	(84,654)	-	(89)	(84,743)	(187,518)	-	-	(272,261)
Gross Profit from Manufacturing Activities	**510**	**19,922**	**-**	**3,148**	**23,580**	**129,466**	**-**	**-**	**153,046**
Sales of agricultural produce and biological assets	184,607	2,517	30,661	1,055	218,840	477	-	-	219,317
Cost of agricultural produce and biological assets	(184,607)	(2,517)	(30,661)	(1,055)	(218,840)	(477)	-	-	(219,317)
Initial recog. and changes in FV of BA and agricultural produce	24,356	8,339	7,761	(8,599)	31,857	(70,980)	-	-	(39,123)
Gain from changes in NRV of agricultural produce after harvest	12,607	-	-	121	12,728	147	-	-	12,875
Gross Profit from Agricultural Activities	**36,963**	**8,339**	**7,761**	**(8,478)**	**44,585**	**(70,833)**	**-**	**-**	**(26,248)**
Margin Before Operating Expenses	**37,473**	**28,261**	**7,761**	**(5,330)**	**68,165**	**58,633**	**-**	**-**	**126,798**
General and administrative expenses	(4,101)	(4,424)	(1,087)	(1,119)	(10,731)	(19,434)	-	(23,187)	(53,352)
Selling expenses	(6,236)	(16,104)	(454)	(497)	(23,291)	(44,571)	-	(207)	68,069
Other operating income, net	7,632	438	494	(292)	8,272	13,290	28,172	(84)	49,650
Share of gain/(loss) of joint ventures	(219)	-	-	-	(219)	-	-	-	(219)
Profit from Operations Before Financing and Taxation	**34,549**	**8,171**	**6,714**	**(7,238)**	**42,196**	**7,918**	**28,172**	**(23,478)**	**54,808**
(+) Profit from discontinued operations	-	-	1,767	-	1,767	-	-	-	1,767
(+) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	234	8,121	8,355	47,341	-	-	55,696
(+) Reserve from the sale of minority interests in subsidiaries					-				-
Adjusted EBIT	**34,549**	**8,171**	**8,715**	**883**	**52,318**	**55,259**	**28,172**	**(23,478)**	**112,271**
(-) Depreciation PPE	2,171	4,731	1,086	464	8,452	59,980	-	-	68,432
Adjusted EBITDA	**36,720**	**12,902**	**9,801**	**1,347**	**60,770**	**115,239**	**28,172**	**(23,478)**	**180,703**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**180,703**
(-) Initial recog. and changes in F.V. of BA (unrealized)									(55,696)
(-) Depreciation PPE									(68,432)
(-) Financial result, net									(91,682)
(-) Income Tax (Charge)/Benefit									9,277
Profit/(Loss) for the Period									**(25,830)**

28

4Q14

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q14									
$ thousands	Crops	Rice	Dairy	Others	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	48	28,153	455	388	29,044	153,383	-	-	182,427
Cost of manufactured products sold and services rendered	0	(24,432)	(650)	(227)	(25,309)	(88,231)	-	-	(113,540)
Gross Profit from Manufacturing Activities	**48**	**3,721**	**(195)**	**161**	**3,735**	**65,152**	**-**	**-**	**68,887**
Sales of agricultural produce and biological assets	25,346	406	8,862	-	34,614	-	-	-	34,614
Cost of agricultural produce and biological assets	(25,346)	(406)	(8,862)	-	(34,614)	-	-	-	(34,614)
Initial recog. and changes in FV of BA and agricultural produce	(3,590)	(3,453)	2,960	182	(3,901)	(9,323)	-	-	(13,224)
Gain from changes in NRV of agricultural produce after harvest	2,191	-	-	-	2,191	-	-	-	2,191
Gross Profit from Agricultural Activities	**(1,399)**	**(3,453)**	**2,960**	**182**	**(1,710)**	**(9,323)**	**-**	**-**	**(11,033)**
Gross Margin Before Operating Expenses	**(1,351)**	**268**	**2,765**	**343**	**2,025**	**55,829**	**-**	**-**	**57,854**
General and administrative expenses	(1,077)	(848)	(388)	(30)	(2,343)	(5,283)	-	(5,830)	(13,456)
Selling expenses	(788)	(2,974)	(132)	(5)	(3,899)	(22,467)	-	(727)	(27,093)
Other operating income, net	(11,002)	494	357	(177)	(10,328)	7,416	-	(162)	(3,074)
Share of gain/(loss) of joint ventures	(462)	-	-	-	(462)	-	-	-	(462)
Profit from Operations Before Financing and Taxation	**(14,680)**	**(3,060)**	**2,602**	**131**	**(15,007)**	**35,495**	**-**	**(6,719)**	**13,769**
(+) Profit from discontinued operations					-				-
(+) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,127)	(542)	(1,669)	2,985	-	-	1,316
(+) Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**(14,680)**	**(3,060)**	**1,475**	**(411)**	**(16,676)**	**38,480**	**-**	**(6,719)**	**15,085**
(-) Depreciation PPE	433	791	387	87	1,698	20,942	-	-	22,640
Adjusted EBITDA	**(14,247)**	**(2,269)**	**1,862**	**(324)**	**(14,978)**	**59,422**	**-**	**(6,719)**	**37,725**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**37,725**
(-) Initial recog. and changes in F.V. of BA (unrealized)									(1,316)
(-) Depreciation PPE									(22,640)
(-) Financial result, net									(26,180)
(-) Income Tax (Charge)/Benefit									(445)
Profit/(Loss) for the Period									**(12,856)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q13									
$ thousands	Crops	Rice	Dairy	Others	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	138	28,380	-	522	29,040	115,671	-	-	144,711
Cost of manufactured products sold and services rendered	-	(20,750)	-	(20)	(20,771)	(69,239)	-	-	(90,008)
Gross Profit from Manufacturing Activities	**138**	**7,630**	**-**	**502**	**8,270**	**46,433**	**-**	**-**	**54,702**
Sales of agricultural produce and biological assets	15,955	447	8,186	1	24,589	477	-	-	25,065
Cost of agricultural produce and biological assets	(15,955)	(447)	(8,186)	(1)	(24,589)	(477)	-	-	(25,065)
Initial recog. and changes in FV of BA and agricultural produce	5,806	2,354	2,637	(971)	9,826	(28,142)	-	-	(18,316)
Gain from changes in NRV of agricultural produce after harvest	2,863	-	-	(0)	2,863	-	-	-	3,010
Gross Profit from Agricultural Activities	**8,669**	**2,354**	**2,637**	**(971)**	**12,689**	**(28,142)**	**-**	**-**	**(15,306)**
Margin Before Operating Expenses	**8,807**	**9,984**	**2,637**	**(469)**	**20,959**	**18,291**	**-**	**-**	**39,396**
General and administrative expenses	(964)	(963)	(311)	(253)	(2,492)	(4,886)	-	(6,925)	(14,302)
Selling expenses	(1,092)	(4,175)	(118)	(9)	(5,394)	(16,878)	-	(46)	(22,318)
Other operating income, net	890	48	474	5	1,417	5,604	21,253	(140)	28,134
Share of gain/(loss) of joint ventures	-	-	-	-	-	-	-	-	(178)
Profit from Operations Before Financing and Taxation	**7,641**	**4,893**	**2,682**	**(726)**	**14,490**	**2,131**	**21,253**	**(7,111)**	**30,732**
(+) Profit from discontinued operations	-	-	-	-	-	-	-	-	-
(+) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	702	702	17,632	-	-	18,334
(+) Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**7,641**	**4,893**	**2,682**	**(24)**	**15,192**	**19,763**	**21,253**	**(7,111)**	**49,066**
(-) Depreciation PPE	553	1,056	310	109	2,027	15,389	-	-	17,417
Adjusted EBITDA	**8,193**	**5,949**	**2,992**	**85**	**17,219**	**35,152**	**21,253**	**(7,111)**	**66,483**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**66,483**
(-) Initial recog. and changes in F.V. of BA (unrealized)									(18,334)
(-) Depreciation PPE									(17,417)
(-) Financial result, net									(20,634)
(-) Income Tax (Charge)/Benefit									(5,483)
Profit/(Loss) for the Period									**4,615**

29

4Q14

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Income

Statement of Income						
$ thousands	**2014**	**2013**	**Chg %**	**4Q14**	**4Q13**	**Chg %**
Sales of manufactured products and services rendered	513,127	425,307	20.6%	182,427	144,711	26.1%
Cost of manufactured products sold and services rendered	(335,442)	(272,261)	23.2%	(113,540)	(90,009)	26.1%
Gross Profit from Manufacturing Activities	**177,685**	**153,046**	**16.1%**	**68,887**	**54,702**	**25.9%**
Sales of agricultural produce and biological assets	209,839	219,317	(4.3%)	34,614	25,065	38.1%
Cost of agricultural produce sold and direct agricultural selling expenses	(209,839)	(219,317)	(4.3%)	(34,614)	(25,065)	38.1%
Initial recognition and changes in fair value of biological assets and agricultural produce	27,145	(39,123)	- %	(13,224)	(18,316)	(27.8%)
Changes in net realizable value of agricultural produce after harvest	3,401	12,875	(73.6%)	2,191	3,010	(27.2%)
Gross Profit/(Loss) from Agricultural Activities	**30,546**	**(26,248)**	**- %**	**(11,033)**	**(15,306)**	(27.9%)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**208,231**	**126,798**	**64.2%**	**57,854**	**39,396**	**46.9%**
General and administrative expenses	(52,695)	(53,352)	(1.2%)	(13,456)	(14,302)	(5.9%)
Selling expenses	(78,864)	(68,069)	15.9%	(27,093)	(22,318)	21.4%
Other operating income, net	11,977	49,650	(75.9%)	(3,074)	28,134	- %
Share of loss of joint ventures	(924)	(219)	321.9%	(462)	(178)	159.6%
Profit from Operations Before Financing and Taxation	**87,725**	**54,808**	**60.1%**	**13,769**	**30,732**	**(55.2%)**
Finance income	7,291	7,234	0.8%	648	1,909	(66.1%)
Finance costs	(86,472)	(98,916)	(12.6%)	(26,828)	(22,543)	19.0%
Financial results, net	(79,181)	(91,682)	(13.6%)	(26,180)	(20,634)	26.9%
Profit (Loss) Before Income Tax	**8,544**	**(36,874)**	**- %**	**(12,411)**	**10,098**	**- %**
Income tax (expense) / benefit	(6,106)	9,277	- %	(445)	(5,483)	(91.9%)
Profit (Loss) for the Period from Continuing Operations	**2,438**	**(27,597)**	**- %**	**(12,856)**	**4,615**	**- %**
Profit (loss) for the Period from discontinued operations	-	1,767	- %	-	-	.
Profit / (Loss) for the Period	**2,438**	**(25,830)**	**- %**	**(12,856)**	**4,615**	**- %**

30

adecoagro
4Q14

Condensed Consolidated Statement of Cash Flow

Statement of Cash Flows						
$ thousands	2014	2013	Chg %	4Q14	4Q13	Chg %
Cash flows from operating activities:						
Profit / (Loss) for the year	**2,438**	**(25,830)**	- %	**(12,856)**	**4,615**	- %
Adjustments for:						
Income tax expense / (benefit)	6,106	(9,277)	- %	445	5,483	(91.9%)
Depreciation	89,147	68,934	29.3%	22,467	18,193	23.5%
Amortization	509	468	8.8%	176	194	(9.3%)
Gain from disposal of farmlands and other assets	-	(26,434)	- %	-	(21,352)	- %
Gain from the disposal of other property items	(985)	(670)	47.0%	(197)	(257)	(23.3%)
Gain from the sale of subsidiaries	-	(1,967)	- %	-	-	- %
Equity settled share-based compensation granted	3,867	3,803	1.7%	939	966	(2.8%)
(Loss) / gain from derivative financial instruments and forwards	(6,548)	(266)	2,361.7%	7,320	(5,760)	- %
Interest and other financial expense, net	50,941	45,192	12.7%	13,078	11,805	10.8%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	15,783	53,456	(70.5%)	13,953	16,752	(16.7%)
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,134)	292	- %	(6,392)	222	- %
Provision and allowances	355	768	(53.8%)	290	(80)	- %
Share of loss from joint venture	924	(219)	- %	462	(260)	- %
Foreign exchange losses, net	9,246	21,087	(56.2%)	2,357	4,886	(51.8%)
Cash flow hedge – transfer from equity	12,031	2,560	370.0%	6,969	2,560	172.2%
Discontinued operations	-	(1,767)	- %	-	-	- %
Subtotal	**182,680**	**130,130**	**40.4%**	**49,011**	**37,967**	**29.1%**
Changes in operating assets and liabilities:						
Increase in trade and other receivables	(38,622)	(35,464)	8.9%	(674)	(15,228)	(95.6%)
Increase in inventories	(22,027)	(27,624)	(20.3%)	40,682	23,577	72.5%
Increase in biological assets	(5,418)	(347)	1,461.4%	(33,157)	(39,149)	(15.3%)
Decrease in other assets	21	690	(97.0%)	(60)	58	- %
Increase / (Decrease) in derivative financial instruments	4,493	8,123	(44.7%)	(2,046)	8,551	- %
Increase in trade and other payables	6,390	23,718	(73.1%)	22,133	29,429	(24.8%)
Increase in payroll and social security liabilities	6,253	3,504	78.5%	(3,295)	(3,156)	4.4%
(Decrease) / Increase in provisions for other liabilities	(179)	(233)	(23.2%)	(734)	141	- %
Net cash generated from operating activities before taxes paid	**133,591**	**102,497**	**30.3%**	**71,860**	**42,190**	**70.3%**
Income tax paid	(458)	(417)	9.8%	(95)	(111)	(14.4%)
Net cash generated from operating activities	**133,133**	**102,080**	**30.4%**	**71,765**	**42,079**	**70.5%**
Cash flows from investing activities:						
Purchases of property, plant and equipment	(207,712)	(128,726)	61.4%	(51,883)	(33,516)	54.8%
Purchases of intangible assets	(2,098)	(1,376)	52.5%	(1,326)	(50)	2,552.0%
Purchase of cattle and planting cost of non current biological assets	(110,998)	(96,487)	15.0%	(28,778)	(26,598)	8.2%
Interest received	7,068	6,882	2.7%	7,062	2,142	229.7%
Proceeds from sale of property, plant and equipment	1,024	2,594	(60.5%)	31	124	(75.0%)
Proceeds from sale of farmland and other assets	-	31,052	- %	-	24,004	- %
Proceeds from disposal of subsidiaries	1,318	12,078	(89.1%)	-	1,080	- %
Investment in joint ventures	(1,372)	(4,164)	(67.1%)	(1,371)	-	- %
Payment of seller financing arising on subsidiaries acquired	(684)	(1,555)	(56.0%)	-	-	- %
Proceeds from sales of financial assets	-	13,066	- %	-	-	- %
Discontinued operations	-	5,100	- %	-	-	- %
Net cash used in investing activities	**(313,454)**	**(161,536)**	**94.0%**	**(76,264)**	**(32,814)**	**132.4%**
Cash flows from financing activities:						
Net proceeds from the sale of non-controlling interest in subsidiaries	49,343	-	- %	-	-	- %
Proceeds from equity settled shared-based compensation exercised	839	99	747.5%	104	(255,795)	- %
Proceeds from long-term borrowings	180,048	322,763	(44.2%)	6,382	66,869	(90.5%)
Payments of long-term borrowings	(177,027)	(113,750)	55.6%	(95,686)	(60,424)	58.4%
Interest paid	(48,899)	(45,972)	6.4%	(16,101)	(22,588)	(28.7%)
Proceeds from short-term borrowings	152,216	42,189	260.8%	-	-	- %
Payments of short-term borrowings	(70,239)	(95,556)	(26.5%)	-	-	- %
Purchase of own shares	(12,992)	(5,102)	154.6%	-	(4,684)	- %
Net cash generated from financing activities	**73,289**	**104,671**	**(30.0%)**	**(72,048)**	**(21,870)**	**229.4%**
Net (decrease) / increase in cash and cash equivalents	**(107,032)**	**45,215**	**- %**	**(80,917)**	**(12,605)**	**541.9%**
Cash and cash equivalents at beginning of year	232,147	218,809	6.1%	-	-	- %
Effect of exchange rate changes on cash and cash equivalents	(11,320)	(31,877)	(64.5%)	(2,081)	(15,777)	(86.8%)
Cash and cash equivalents at end of year	**113,795**	**232,147**	**(51.0%)**	**(82,997)**	**(28,382)**	**192.4%**

31

adecoagro
4Q14

Condensed Consolidated Balance Sheet

Statement of Financial Position			
$ thousands	December 31,2014	December 31, 2013	Chg %
ASSETS			
Non-Current Assets			
Property, plant and equipment, net	776,905	790,520	(1.7%)
Investment property	6,675	10,147	(34.2%)
Intangible assets, net	23,778	27,341	(13.0%)
Biological assets	286,044	225,203	27.0%
Investments in joint ventures	2,752	3,179	(13.4%)
Deferred income tax assets	45,597	48,368	(5.7%)
Trade and other receivables, net	50,590	53,252	(5.0%)
Other assets	587	707	(17.0%)
Total Non-Current Assets	**1,192,928**	**1,158,717**	**3.0%**
Current Assets			
Biological assets	55,188	66,941	(17.6%)
Inventories	104,919	108,389	(3.2%)
Trade and other receivables, net	164,526	141,180	16.5%
Derivative financial instruments	7,966	4,102	94.2%
Cash and cash equivalents	113,795	232,147	(51.0%)
Total Current Assets	**446,394**	**552,759**	**(19.2%)**
TOTAL ASSETS	**1,639,322**	**1,711,476**	**(4.2%)**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	- %
Share premium	933,044	939,072	(0.6%)
Cumulative translation adjustment	(395,804)	(311,807)	26.9%
Equity-settled compensation	16,735	17,352	(3.6%)
Cash flow hedge	(43,064)	(15,782)	172.9%
Other reserves	-	(161)	- %
Reserve for the sale of non contolling interests in subsidiaries	25,508	(961)	- %
Treasury shares	(2,840)	-	- %
Retained earnings	45,644	43,018	6.1%
Equity attributable to equity holders of the parent	**762,796**	**854,304**	**(10.7%)**
Non controlling interest	7,589	45	16,764.4%
TOTAL SHAREHOLDERS EQUITY	**770,385**	**854,349**	**(9.8%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	2,391	2,951	(19.0%)
Borrowings	491,324	512,164	(4.1%)
Deferred income tax liabilities	39,635	57,623	(31.2%)
Payroll and social security liabilities	1,278	1,458	(12.3%)
Derivatives financial instruments	39	-	- %
Provisions for other liabilities	2,013	2,293	(12.2%)
Total Non-Current Liabilities	**536,680**	**576,489**	**(6.9%)**
Current Liabilities			
Trade and other payables	83,100	92,965	(10.6%)
Current income tax liabilities	76	310	(75.5%)
Payroll and social security liabilities	27,315	26,139	4.5%
Borrowings	207,182	147,967	40.0%
Derivative financial instruments	13,860	12,600	10.0%
Provisions for other liabilities	724	657	10.2%
Total Current Liabilities	**332,257**	**280,638**	**18.4%**
TOTAL LIABILITIES	**868,937**	**857,127**	**1.4%**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,639,322**	**1,711,476**	**(4.2%)**

32